FORM 4                                              OMB APPROVAL
                                                OMB Number:       3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...   0.5
    continue.
    See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                     1940


1.  Name and Address of Reporting Person*
 Harding        William              J.
(Last)          (First)           (Middle)

        1221 Avenue of the Americas
                (Street)

New York          NY               10020
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

    InterNAP Network Services Corporation (INAP)


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for
   Month/Year

           11/2000


5. If Amendment
   Date of Original
   (Month/Year)  N/A


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)
      X  Director                      10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
    X   Form filed by One Reporting Person
   ---
        Form filed by More than One Reporting Person
   ---


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirecat
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (l)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)

Common Stock                       10/31/00    J(1)           42,285      A       0            89,035       D           through
                                                                                                                      participation

Common Stock                                                                               14,347,679       I(2)          by
                                                                                                                      partnerships








Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 4 (continued) Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and  8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount        of        of de-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-     Deriv-    rivative   Form       In-
   (Instr. 3            cise       (Month/   (Instr.   Securi-      and       lying         ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-       Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties          ities     Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.       Bene-     ficially   ity        Owner-
                        vative                         Disposed     (Month/   3 and         ficially  Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)            Owned     at End     or In-     (Instr.
                        ity                            (Instr.      Year)                   at End    of         direct     4)
                                                       3, 4 and
                                                       5)                                   Month     (Instr.    (Instr.
                                                                                            (Instr.    4)         4)
                                                                                            5)

                                                                                     Amount
                                                              Date     Expir-        Number
                                                              Exer-    ration        of
                                          Code V  (A)  (D)    cisable  Date   Title  Shares








Explanation of Responses:



1. The Reporting Person received 42,285 shares of Common Stock in a distribution-in-kind from Morgan Stanley Venture Partners III, L.L.C., the general partner (the "General Partner") of Morgan Stanley Venture Partners III,
L.P., Morgan Stanley Venture Investors III, L.P., and The Morgan Stanley Venture
Partners Entrepreneur Fund, L.P (collectively, the "Funds"). The General Partner had received the shares of Common Stock in distributions-in-kind from the Funds.
The distributions-in-kind occurred on 10/31/2000 and the Reporting Person will receive his shares of Common Stock on 11/17/2000.

2. The Reporting Person is a managing member of the General Partner. The
Reporting Person disclaims any beneficial ownership of any of the securities owned by the Funds except to the extent of any proportionate pecuniary interest therein. As at the end of October 2000 and after giving effect to the above-mentioned distributions-in-kind, the Funds owned 14,347,679 shares of the Common Stock.


                                                                                     /s/ William J. Harding             11/16/00
                                                                                    -------------------------------    ----------
                                                                                    **Signature of Reporting Person       Date
                                                                                    By: William J. Harding




**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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